                                                                     EXHIBIT 3.4
                           NEXTEL INTERNATIONAL, INC.

At a special meeting of the Board of Directors of Nextel International, Inc. (the "Company") a corporation organized under the laws of the State of Washington held on October 16, 2000 a resolution was adopted to amend Sections
2.12 and 2.13 of the Bylaws by deleting such Sections in their entirety and replacing them with the following:

       "2.12 VOTING OF SHARES. Except as provided in the Articles of Incorporation, each outstanding share of Class B Common Stock shall be entitled to ten votes per share, and each other outstanding share of capital stock entitled to vote shall be entitled to one vote per share, with respect to a matter submitted to a vote of shareholders.

       "2.13 VOTING FOR DIRECTORS. Each outstanding share of Class B Common Stock shall be entitled to cast ten votes per share, and each other outstanding share of capital stock entitled to vote at an election of Directors shall be entitled to cast one vote per share, in each case, in person or by proxy and for as many persons as there are Directors to be elected and for whose election such shareholder has a right to vote. Unless otherwise provided in the Articles of Incorporation, the candidates elected shall be those receiving the largest number of votes cast, up to the number of Directors to be elected."